AGREEMENT AND PLAN OF MERGER

dated as of

August 10, 2010

among

FENIST, LLC,

FENIST ACQUISITION SUB, INC.

and

BANCINSURANCE CORPORATION

Exhibit A – Amended and Restated Articles of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 10, 2010, by and among Fenist, LLC, an Ohio limited liability company (“Parent”), Fenist Acquisition Sub, Inc., an Ohio corporation (“Merger Sub”) and Bancinsurance Corporation, an Ohio corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and deemed it advisable and in the best interests of their respective companies, shareholders and members to consummate the merger of the Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the “Merger”); and

WHEREAS, the Board of Directors of the Company, upon the recommendation of a special committee of the Board of Directors consisting solely of independent directors (the “Special Committee”), has (i) determined that the Merger, this Agreement and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby, and (iii) resolved to recommend that the shareholders of the Company adopt this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions.

(a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Merger, any offer, proposal, inquiry or indication of interest (whether written or oral) relating to any transaction or series of related transactions involving (i) any acquisition or purchase (including by means of a tender or exchange offer), directly or indirectly, of any voting or equity securities of the Company or any of its Subsidiaries, representing more than 10% of the voting power in the Company or any of its Subsidiaries, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 10% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 10% or more of the assets of the Company and its Subsidiaries (measured by the lesser of book or fair market value thereof), taken as a whole, or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 10% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for the purposes of this Agreement and prior to the Effective Time, neither the Company nor any subsidiary thereof shall be deemed to be an Affiliate of Parent or Merger Sub.

“Applicable Law” means, with respect to any Person, any federal, state, local and foreign laws, statutes, rules, regulations, ordinances, codes, constitutions, treaties, licenses, permits, Orders or other similar requirements enacted, adopted, promulgated or applied by a Governmental Authority (including common law or the interpretation thereof) that is binding upon or applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to be closed.

“Closing Date” means the date of Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the common stock, no par value, of the Company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, development, circumstance, violation or inaccuracy (any such item, an “Effect”) that, individually or in the aggregate, has been or could reasonably be expected to (i) be materially adverse to the condition (financial or otherwise), assets, liabilities, results of operations, business or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) prevent, materially delay or materially impair the Company’s ability to consummate the Merger; provided, however, that the foregoing shall not include any Effect primarily and proximately resulting from (A) the announcement or existence of this Agreement, (B) general economic or political conditions (including acts of terrorism or war) that do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as the Company, (C) general conditions in the industry in which the Company and its Subsidiaries operate that do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as the Company, (D) changes in the trading price of the shares of Company Common Stock between the date hereof and the Effective Time or (E) changes in Applicable Law, GAAP or SAP that do not disproportionately affect the Company and its Subsidiaries, taken as a whole, when compared to other companies participating in the same industry as the Company.

“Company Stock Option” means each option to purchase Company Common Stock outstanding under the Company’s 1994 Stock Option Plan and 2002 Stock Incentive Plan.

“Company Stock Plan” means, collectively, the Company’s 1994 Stock Option Plan and 2002 Stock Incentive Plan.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Debt Financing” means the financing contemplated by the Debt Financing Letter or any substitute for such financing obtained by Merger Sub.

“Debt Financing Letter” means the letter dated as of July 15, 2010 from Fifth Third Bank.

“Disinterested Shareholders” means holders of Company Common Stock, excluding Parent or its Affiliates, who cast votes at the Shareholder Meeting (whether in person or by proxy) in favor of or against the Company adopting this Agreement and entering into the transactions contemplated hereby.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” shall have the meaning set forth in Rule 3b-7 of the Exchange Act.

“GAAP” means generally accepted accounting principles in the United States, as in effect on the date hereof.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Indebtedness” means any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) amounts owing as deferred purchase price for the purchase of any property, or (iv) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (iii) above of any other Person.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of each of the individuals identified in Section 1.01 of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, claim, infringement, right of first refusal, preemptive right, community property right or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Subsidiary” means each of Ohio Indemnity Company, an Ohio corporation, and Ultimate Services Agency, LLC, an Ohio limited liability company.

“Ohio Law” means the General Corporation Law of the State of Ohio.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Other Company Representations” shall mean the representations and warranties of the Company contained in Article 4, other than the Specified Company Representations.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Proxy Statement” means a definitive proxy statement relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person.

“SAP” means shall mean statutory accounting principles or practices required or permitted by National Association of Insurance Commissioners and by the appropriate insurance department of the jurisdiction of domicile of each insurance subsidiary of the Company.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“Schedule 13e-3” means a Schedule 13e-3, including any amendment or supplement thereto, as defined in the Exchange Act.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” shall mean the occurrence of both of the following: (i) the affirmative vote of the holders of a majority of the outstanding voting power of the Company Common Stock and (ii) the affirmative vote of the holders of a majority of the outstanding voting power of the shares of Company Common Stock held by the Disinterested Shareholders, in each case adopting this Agreement and approving the Merger and the other transactions contemplated hereby.

“Specified Company Representations” shall mean the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.04(i), 4.05(a), 4.05(b), 4.05(c)(i)-(iv), and 4.13.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person, including, without limitation, the Material Subsidiaries.

“Superior Proposal” means an Acquisition Proposal that the Company Board or the Special Committee determines, in its good faith judgment and taking into account all legal, financial, regulatory and other aspects of the offer that it deems relevant, to be (i) more favorable to the Company’s shareholders than the Merger, and (ii) reasonably capable of being completed by a date that is not materially later than the End Date; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing on which the offer is conditioned is not committed.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Proposal Adoption	6.03	(c)
Board Recommendation	6.02	(b)
Certificate of Merger	2.02	(a)
Certificates	2.04	(a)
Change in the Company Recommendation	6.03	(c)
Closing	2.01
Company	Preamble
Company Disclosure Schedule	4
Company Preferred Stock	4.05	(a)
Company Expenses	9.04	(c)
Company SEC Documents	4.07	(a)
Company Securities	4.05	(c)
Company Stock Option Redemption	2.06	(c)
Company Subsidiary Securities	4.06	(b)
Current Premium	6.12	(a)
Dissenting Shares	2.05
Effective Time	2.02	(b)
End Date	8.01(b	)(i)
Exchange Agent	2.04	(a)
Indemnified Parties	6.12	(b)
Insurance Entities	4.09	(a)
Merger	Recitals
Merger Consideration	2.03	(a)
Merger Sub	Preamble
Notice of Superior Proposal	6.03	(c)
Parent	Preamble
Parent Expenses	9.04	(b)
Payment Fund	2.04	(a)
Redeemed Company Stock Option	2.06	(c)
Restricted Shares	2.06	(a)
Shareholders’ Meeting	6.02	(a)
Surviving Corporation	2.02	(c)
Uncertificated Shares	2.04	(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2
THE MERGER

Section 2.01. The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Taft Stettinius & Hollister, 21 East State Street, Suite 1200, Columbus, Ohio 43215, unless another place is agreed to in writing by the parties hereto.

Section 2.02. The Merger.

(a) Upon the terms and subject to the conditions set forth herein, at the Closing, the parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Ohio in connection with, and to effect, the Merger in such form as is required by, and executed and acknowledged in accordance with, the Ohio Law.

(b) The Merger shall become effective on such date and at such time (the “Effective Time”) as the Certificate of Merger has been duly filed with the Secretary of State of the State of Ohio (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger).

(c) At the Effective Time, Merger Sub shall merge with and into the Company in accordance with the Ohio Law, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Ohio Law. Without limiting the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Surviving Corporation may, at any time after the Effective Time, take any action in the name of and on behalf of either the Company or the Merger Sub that is reasonably necessary in order to carry out and effectuate the Merger consistent with the provisions of the Agreement.

Section 2.03. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) except as otherwise provided in Section 2.03(c) or Section 2.05, each share of Company Common Stock outstanding immediately prior to the Effective Time and not owned by Parent shall be converted into the right to receive $8.50 in cash, without interest (the “Merger Consideration”). At the Effective Time, all shares of Company Common Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 2.03(a) will no longer be outstanding and will be canceled and will cease to exist, and each holder of a Certificate or an Uncertificated Share that immediately prior to the Effective Time represented such shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in exchange therefor in accordance with Section 2.04;

(b) each share of Company Common Stock outstanding immediately prior to the Effective Time and owned by Parent will no longer be outstanding and will be canceled and will cease to exist.

(c) each share of Company Common Stock held by the Company or any direct or indirect Subsidiary of the Company, including any such shares held as treasury stock by the Company, immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

(d) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation, and these shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging the Merger Consideration for (i) certificates representing shares of Company Common Stock (the “Certificates”) and (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”). As of the Effective Time, Parent shall deposit with the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (the “Payment Fund”). Any income from investment of such funds, which investment will be in accordance with the instructions of Parent, will be payable solely to Parent (or its designee). Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share, upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt by the Exchange Agent of a duly completed and validly executed letter of transmittal (including such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates or transfer of Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Uncertificated Shares and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 in respect of any Dissenting Shares shall be returned to Parent, upon demand; provided, however, that upon the request of the Exchange Agent, Parent will deliver to the Exchange Agent any such returned Merger Consideration that is payable to a holder of Dissenting Shares who subsequently loses such holder’s appraisal rights under the Ohio Law.

Section 2.05. Dissenting Shares. Notwithstanding Section 2.03, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement and who has properly demanded appraisal for such shares in accordance with, and who complies in all material respects with, Sections 1701.84 and 1701.85 of the Ohio Law (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Ohio Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall represent the right to receive payment of the fair cash value of such Dissenting Shares in accordance with and to the extent provided by Sections 1701.84 and 1701.85 of the Ohio Law; provided, that if, after the Effective Time, such holder fails to perfect, or otherwise waives, withdraws or loses such holder’s right to appraisal under Sections 1701.84 and 1701.85 of the Ohio Law or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 1701.84 and 1701.85 of the Ohio Law, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.03(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice, instrument or communication delivered to the Company in connection with the provisions of the Ohio Law relating to appraisal rights, and Parent shall have the opportunity and right to participate in and direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06. Company Stock Plan.

(a) At the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each outstanding unvested share of restricted Company Common Stock issued pursuant to the Company Stock Plan (a “Restricted Share”) will be vested and no longer subject to restrictions, and shall be treated as provided in Section 2.03(a) or Section 2.03(b), as applicable.

(b) Subject to Parent’s compliance with the preceding provisions of this Section 2.06, the parties agree that, following the Effective Time, no holder of a Company Stock Option or Restricted Share, or any participant in any Company Stock Plan, or other Company Employee Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Equity Interest (including any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

(c) Prior to the Effective Time but after satisfaction of all conditions precedent to the Merger set forth in Article VII hereof that are capable of being satisfied prior to the Effective Time (other than the condition set forth in Section 7.02(a)), the Company shall: (i) cause each Company Stock Option that (a) is issued and outstanding (whether or not exercisable or vested) and (b) has an exercise price per share that is less than the Merger Consideration (each such option, a “Redeemed Company Stock Option”) to be cancelled automatically and converted into the right to receive an amount in cash per share equal to the excess of (x) the Merger Consideration over (y) the exercise price of such Redeemed Company Stock Option (the “Redeemed Option Consideration”); and (ii) pay the applicable Redeemed Option Consideration to each holder of Redeemed Company Stock Options. The actions described in this Section 2.06(c) are sometimes referred to hereinafter as the “Company Stock Option Redemption”.

(d) Prior to the Effective Time, the Company shall use commercially reasonable efforts to obtain any consents or releases, if any, from the holders of Company Stock Options and Restricted Shares under the Company Stock Plan and to take all such other lawful action which in any case the Company determines is reasonably necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act, and including adopting any necessary actions or resolutions of the Company Board or, if appropriate, any committee administering the Company Stock Plan) to provide for and give effect to the transactions contemplated by this Section 2.06. Except as otherwise agreed to in writing by the parties, (i) the Company Stock Plan will terminate as of the Effective Time and (ii) the Company shall use commercially reasonable efforts to assure that following the Effective Time, no participant in the Company Stock Plan shall have any right under the Company Stock Plan to acquire the capital stock of the Company or the Surviving Corporation.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.08. Withholding Rights. Each of Parent and the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law. To the extent that amounts are so deducted and withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

ARTICLE 3
THE SURVIVING CORPORATION

Section 3.01. Articles of Incorporation. The articles of incorporation of the Company shall be amended at the Effective Time to read in their entirety as set forth in Exhibit A hereto and, as so amended, shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Code of Regulations. The code of regulations of the Company shall be amended at the Effective Time to read in their entirety as the code of regulations of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the code of regulations of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (A) as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to or simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), which identifies the items of disclosure by reference to a particular Section or subsection of this Agreement, or (B) as identified in and reasonably apparent from the Company SEC Documents filed by the Company with the SEC since January 1, 2010, and publicly available prior to the date of this Agreement and only as and to the extent disclosed therein (other than any “risk factor” disclosure, forward looking discussions, or any other disclosure that is predictive, cautionary or forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01. Corporate Existence and Power. Each of the Company and its Material Subsidiaries is a corporation or a limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the State of Ohio and has all corporate or limited liability company, as the case may be, powers required to carry on its business as now conducted. Each of the Company and its Material Subsidiaries is duly qualified to do business as a foreign corporation or limited liability company, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and its Material Subsidiaries has heretofore delivered, or otherwise made available through filings with the SEC, to Parent complete and correct copies of the articles of incorporation, code of regulations, articles of organization, and operating agreement, as the case may be, of the Company and its Material Subsidiaries as is currently in effect. Each of the Company and its Material Subsidiaries is not in violation of any of the provisions of its articles of incorporation, code of regulations, articles of organization, or operating agreement, as the case may be.

Section 4.02. Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. Upon the recommendation of the Special Committee, the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly approved and adopted by the Company Board. The Shareholder Approval is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary to adopt this Agreement, approve the Merger or consummate any of the other transactions contemplated by this Agreement, and no other corporate proceedings on the part of the Company other than the receipt of the Shareholder Approval are necessary to adopt this Agreement, approve the Merger or consummate any of the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and, assuming due authorization, execution, and delivery by each of Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) The Special Committee and the Company Board have received the opinion of Raymond James & Associates, Inc. (the “Financial Advisor”), dated August 10, 2010, to the effect that as of such date and subject to the qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock entitled to payment thereof pursuant to Section 2.03(a), is fair, from a financial point of view, to such holders. By unanimous vote, the Special Committee, at a meeting duly called and held prior to the execution of this Agreement: (A) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders (other than Parent, Merger Sub and their Affiliates); and (B) recommended this Agreement and the transactions contemplated by this Agreement, including the Merger, to the Company Board and the holders of shares of Company Common Stock for their adoption. Upon the recommendation of the Special Committee, the Company Board has determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders (other than Parent, Merger Sub and their Affiliates), unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, resolved to make the Board Recommendation, and directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption.

Section 4.03. Consents and Approvals. Except for (i) the filing with the SEC of a Schedule 13e-3, (ii) the filing with the SEC of the Proxy Statement, (iii) the Shareholder Approval, (iv) the filing of the Certificate of Merger as required by Ohio Law, (v) the filing of applications and notices with the applicable Governmental Authorities governing insurance and the approval of such applications or the grant of orders approving the transactions contemplated by this Agreement or exempting the transactions contemplated by this Agreement from the procedures for approval of mergers or acquisitions of domestic insurance companies or the expiration of any applicable waiting periods thereunder and (vi) the consents, notices and approvals set forth in Section 4.03 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Authority or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement, the consummation by the Company of the Merger and the other transactions contemplated hereby and the compliance by the Company of its obligations hereunder do not and will not (with or without notice or lapse of time, or both): (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, code of regulations, articles of organization, or operating agreement, as the case may be, of the Company or any Material Subsidiary, (ii) assuming the Shareholder Approval has been duly obtained and all consents, notices and approvals described in Section 4.03 have been made and any waiting periods required thereunder have terminated or expired, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order that applies to or binds the Company or any Material Subsidiary, (iii) except as set forth in Section 4.04 of the Company Disclosure Schedule, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any Contract to which the Company or any Material Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or any Governmental Authorization affecting, or relating in any way to, the property, assets or business of the Company or any Material Subsidiary, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any Material Subsidiary, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, provided that in determining whether a Company Material Adverse Effect would result, any adverse effect otherwise excluded by clause (A) of the definition of Company Material Adverse Effect shall be taken into account.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, (ii) 100,000 shares of Class A Serial Preference Shares, no par value (the “Class A Shares”) and (iii) 98,646 shares of Class B Serial Preference Shares, no par value (the “Class B Shares”) (the Class A Shares and Class B Shares, collectively, the “Company Preferred Stock”). The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company’s articles of incorporation. At the close of business on August 9, 2010, 5,191,784 shares of Company Common Stock were issued and outstanding, of which 113,507 are Restricted Shares subject to current restrictions, 978,557 shares of Company Common Stock were held by the Company as treasury shares, and no shares of Company Preferred Stock were issued and outstanding; no warrants to purchase Company Common Stock were issued and outstanding; Company Stock Options to purchase an aggregate of 681,000 shares of Company Common Stock were issued and outstanding (of which Company Stock Options to purchase an aggregate of 637,000 shares of Company Common Stock were exercisable), with a weighted average exercise price of $5.68. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or upon the exercise of outstanding warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights and issued in material compliance with Applicable Law.

(b) Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on August 9, 2010, a complete and correct list of all outstanding Company Stock Options, including with respect to each such award, the number of shares subject to such award, the name of the holder, the grant date, whether the award was intended as of its date of grant to be an “incentive stock option” under Section 422 of the Code or a non-qualified stock option, the exercise price per share and the vesting schedule (including the extent to which it will become accelerated as a result of the Merger) and expiration date of each such award. The Plans set forth on Section 4.05(b) of the Company Disclosure Schedule are the only plans or programs the Company or any of its Subsidiaries has maintained under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity-based awards have been or may be granted. Each form of award agreement used for awards under the Company Stock Plans is included as part of Section 4.05(b) of the Company Disclosure Schedule.

(c) Except as set forth in Section 4.05(a) and for changes since August 9, 2010 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Company or any of its Subsidiaries. There are no outstanding obligations or commitments of any character of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. All Company Stock Options may, by their terms, be treated in accordance with Section 2.06. No Subsidiary of the Company owns any Company Securities.

Section 4.06. Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to conduct or actually conducts business.

(b) Section 4.06(b) of the Company Disclosure Schedule sets forth, for each Subsidiary of the Company, as applicable: (i) its authorized capital stock, voting securities or ownership interests; (ii) the number and type of any capital stock, voting securities or ownership interests, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor, outstanding; and (iii) the record owner(s) thereof. Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (x) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (y) options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company, or (z) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items set forth in Section 4.06(b) of the Company Disclosure Schedule being referred to collectively as the “Company Subsidiary Securities”). Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 4.06(b) of the Company Disclosure Schedule, all of the Company Subsidiary Securities are duly authorized, validly issued, fully paid and nonassessable.

(c) Except for the Company Subsidiary Securities and securities held in the Company’s and its Subsidiaries’ investment portfolios, neither the Company nor any of its Subsidiaries directly or indirectly owns any capital stock of, or other equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for any equity, ownership, profit, voting or similar interest in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has delivered, or otherwise made available through filings with the SEC, to Parent complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended December 31, 2009, 2008 and 2007, (ii) its proxy or information statements relating to meetings of the shareholders of the Company since January 1, 2008, and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since January 1, 2008 (the documents referred to in this Section 4.07(a), together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Company SEC Documents”).

(b) Except as disclosed in Section 4.07(b) of the Company Disclosure Schedule, since January 1, 2008, the Company has filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by the Securities Act or the Exchange Act to be filed or furnished by the Company at or prior to the time so required. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date hereof and prior to the consummation of the Merger will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the consummation of the Merger will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the consummation of the Merger will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 4.08. Financial Statements; Internal Controls. Except as set forth in Section 4.08 of the Company Disclosure Schedule, the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP or SAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of footnotes), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that resulted in an adjustment to, or any restatement of, its financial statements.

Section 4.09. Disclosure Documents. The Proxy Statement, Schedule 13e-3 and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement, Schedule 13e-3 or any amendment or supplement thereto is first mailed to shareholders of the Company, and at the time such shareholders vote on adoption of this Agreement, the Proxy Statement, as supplemented or amended, and the Schedule 13e-3, as supplemented or amended, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Proxy Statement or the Schedule 13-3 based upon information furnished to the Company in writing by Parent, Merger Sub, any Member of Parent, or any of their respective Affiliates, specifically for use therein.

Section 4.10. Absence of Certain Changes. Since December 31, 2009, each of the Company and the Material Subsidiaries has conducted its business in all material respects in the ordinary course consistent with past practice, and there has not been:

(a) any change, event or condition that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) except as provided in Section 2.06, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock or any repurchase for value by the Company of any Company Common Stock or Company Options or Restricted Shares;

(c) any split, combination or reclassification of any Company Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock; or

(d) except (i) as provided in Section 2.06, or (ii) as set forth in Section 4.10(d) of the Company Disclosure Schedule, (A) any granting by the Company or any of its Subsidiaries to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries (each, a “Participant”) of any loan or any increase in any type of compensation, benefits, perquisites or any bonus or award, except for grants of normal cash bonus opportunities and normal increases of cash compensation (including compensation in connection with new hires), in each case in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of December 31, 2009, or (B) any payment of any bonus to any Participant, except for bonuses paid in the ordinary course of business consistent with past practice.

Section 4.11. Compliance with Applicable Law.

(a) The Company and each Material Subsidiary is and, since January 1, 2007 has been, in compliance in all material respects with all Applicable Laws and Orders and, to the Knowledge of the Company, no condition or state of facts exists that could reasonably be expected to give rise to a violation of, or a liability or default under any Applicable Law or Order except where such violation, liability or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as described in Section 4.11(a) of the Company Disclosure Schedule, neither the Company nor any Material Subsidiary has received any notice since January 1, 2007 (i) of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to the Company or any Material Subsidiary or (ii) from any Governmental Authority alleging that the Company or any Material Subsidiary is not in compliance with any Applicable Law or Order.

(b) Each of the Company and the Material Subsidiaries has in effect all material Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted. Since January 1, 2007, there have occurred no material defaults (with or without notice or lapse of time or both) under, material violations of, or events giving rise to any right of termination, material amendment or cancellation of, any such Governmental Authorizations, except where such defaults, violations or events would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Financial Advisor Fees. Except for the Financial Advisor, a copy of whose engagement agreement (and all indemnification and other agreements related to such engagement) has been made available to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any Material Subsidiary, their Affiliates, or any of their respective officers or directors in their capacity as officers or directors, who might be entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.13. Anti-takeover Statute; Rights Plan. The Company Board, at a meeting duly called and held, has approved, for purposes of Chapter 1704 of the Ohio Law, the Merger and the acquisition by Parent of the shares of Common Stock pursuant to the Merger, and there are no other actions by the Company Board that are necessary in order to render the moratoria contemplated by Chapter 1704 of the Ohio Law inapplicable to this Agreement and the transactions contemplated by this Agreement. No “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law applies to the Merger, this Agreement, the acquisition by Parent of the shares of Common Stock pursuant to the Merger, or any of the other transactions contemplated hereby or thereby. The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Sub is a limited liability company duly organized or a corporation duly incorporated, as the case may be, validly existing and in good standing under the laws of the State of Ohio and each has all necessary powers required to carry on its business as now conducted. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. Each of Parent and Merger Sub has all requisite limited liability company power and authority or corporate power and authority, as the case may be, to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary limited liability company or corporate action, as the case may be, on the part of Parent and Merger Sub.

This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (iii) the filings of applications and notices with the applicable Governmental Authorities governing insurance as set forth in Section 4.03 hereof, and (iv) any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair Parent’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of organization or operating agreement of Parent or the articles of incorporation or code of regulations of Merger Sub, (ii) assuming all consents, notices and approvals described in Section 5.03 have been made and any waiting periods required thereunder have terminated or expired, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order, (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected or any Governmental Authorization affecting, or relating in any way to, the property, assets or business of Parent or Merger Sub, or (iv) result in the creation or imposition of any Lien on any asset of the Parent or Merger Sub, with such exceptions, in the case of each of clauses (ii), (iii) and (iv) above, as would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.05. Disclosure Documents. None of the information provided by Parent specifically for inclusion in the Proxy Statement or the Schedule 13e-3, at the time the Proxy Statement or the Schedule 13e-3, or any amendments or supplements thereto, are first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.06. Litigation. As of the date hereof, there is no Proceeding pending against or, to the knowledge of Parent, threatened against or affecting, Parent or Merger Sub that could reasonably be expected to prevent, materially delay or materially impair Parent’s ability to consummate the transactions contemplated by this Agreement. Neither Parent nor Merger Sub is subject to any Order that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.07. Financing. Assuming the financing contemplated by the Debt Financing Letter is consummated at the Closing, Merger Sub shall have sufficient cash, available lines of credit or other sources of immediately available funds to enable Merger Sub to pay the aggregate Merger Consideration and to perform its obligations with respect to the transactions contemplated by this Agreement.

Section 5.08. Knowledge of Parent. As of the date hereof, neither Parent nor any of its Affiliates has any actual knowledge that any representation or warranty of the Company made in this Agreement is untrue or inaccurate in any material respect.

ARTICLE 6
COVENANTS

Section 6.01. Conduct of the Company. Except for matters expressly permitted or contemplated by this Agreement or as set forth on Section 6.01 of the Company Disclosure Schedule, except as required by Applicable Law or except with the prior written consent of Parent, from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Article 8 hereof, the Company shall, and shall cause each of its Material Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to (i) preserve intact its Intellectual Property, business organization and material assets, (ii) keep available the services of its directors, officers and employees, (iii) maintain in effect all of its Governmental Authorizations (iv) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with the Company, and (v) take no action that would reasonably be expected to adversely affect or delay in any material manner the ability of any party hereto to obtain any required approval for the transactions contemplated hereby.

Section 6.02. Shareholders’ Meeting; Board Recommendation; Proxy Material.

(a) The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as promptly as practicable after the date hereof, for the purpose of voting on the matters requiring Shareholder Approval. The Company Board shall make the Board Recommendation and use its reasonable best efforts to obtain the Shareholder Approval, and the Company shall otherwise comply with all Applicable Laws applicable to the Shareholders’ Meeting. The notice of such Shareholders’ Meeting shall state that a resolution to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby will be considered at the Shareholders’ Meeting, and no other matters shall be considered or voted upon at the Shareholders’ Meeting without Parent’s prior written consent.

(b) (i) The Company Board shall recommend that the Company’s shareholders vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby (the “Board Recommendation”) at the Shareholders’ Meeting. The Proxy Statement shall include the Board Recommendation. Neither the Company Board nor any committee thereof shall fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Board Recommendation.

(c) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC the Proxy Statement and the Schedule 13e-3 (but in no event later than twenty-four (24) calendar days after the date of this Agreement) and as soon as practicable thereafter use its reasonable best efforts to mail to its shareholders the Proxy Statement and the Schedule 13e-3 (but in no event prior to the clearance of the Proxy Statement and the Schedule 13e-3 by the SEC or later than five (5) Business Days following clearance of the Proxy Statement and the Schedule 13e-3 by the SEC) and all other proxy materials for the Shareholders’ Meeting, and if necessary in order to comply with applicable securities laws, after the Proxy Statement and Schedule 13e-3 shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Proxy Statement. Parent and Merger Sub shall furnish all information concerning them in connection with the preparation and filing with the SEC of the Proxy Statement and the Schedule 13e-3. Parent and its counsel shall be given a reasonable opportunity to review and comment (which comments shall be reasonably considered by the Company) on the Proxy Statement and the Schedule 13e-3 before such documents (or any amendments or supplements thereto) are filed with the SEC. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement and the Schedule 13e-3 (or any amendments or supplements thereto) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and to propose comments (which comments shall be reasonably considered by the Company), and (iii) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC.

Section 6.03. No Solicitation.

(a) Except as permitted under Section 6.03(b), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, and the Company shall instruct, and cause each applicable Subsidiary, if any, to instruct, each such Representative not to (i) directly or indirectly, solicit, initiate, encourage or take any action to facilitate the submission of any Acquisition Proposal or the making of any inquiry, offer or proposal that could reasonably be expected to lead to any Acquisition Proposal or (ii) directly or indirectly, conduct or engage in any discussions or negotiations regarding, furnish any Person any information with respect to, or afford access to any Person to, the business, properties, assets, books or records of the Company or any of its Subsidiaries with respect to, or otherwise cooperate in any way, or assist, participate in, facilitate or encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any Third Party becoming an “interested shareholder” under, Chapter 1704 of the Ohio Law, (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (v) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of the Company or by any Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.03 by the Company. The Company shall, and shall cause its Subsidiaries to, and shall instruct the Company’s and its Subsidiaries’ respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding anything to the contrary in this Section 6.03, prior to the receipt of the Shareholder Approval, the Company Board or Special Committee may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding an Acquisition Proposal, if the Company Board or the Special Committee has (i) determined, in its good faith judgment after consultation with outside counsel and the Financial Advisor, that such proposal or offer constitutes a Superior Proposal, (ii) determined, in its good faith judgment after consultation with outside counsel that, in light of such proposal or offer, furnishing such information or entering into discussions is required by its fiduciary duties to the shareholders of the Company under Applicable Law, (iii) such offer or proposal was not solicited by the Company and did not otherwise arise from a breach of Section 6.03(a), and (iv) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least five Business Days to taking any such action.

(c) Except as set forth in this Section 6.03(c), neither the Company Board nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Merger or the other transactions contemplated hereby (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Acquisition Proposal (an “Alternative Proposal Adoption”). Notwithstanding the foregoing, if the Company Board or the Special Committee determines, in its good faith judgment after consultation with outside counsel at any time prior to Shareholder Approval, that making a Change in the Company Recommendation is required by its fiduciary duties to the Company’s shareholders under Applicable Law, the Company Board may make a Change in the Company Recommendation and/or recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of, and the person making, such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and (ii) if Parent does not, prior to five Business Days after Parent’s receipt of the Notice of Superior Proposal make an offer that the Company Board or the Special Committee determines, in its good faith judgment to be at least as favorable to the Company’s shareholders as such Superior Proposal. Any disclosure that the Company Board or the Special Committee may be compelled to make with respect to the receipt of an Acquisition Proposal or otherwise in order to comply with its fiduciary duties under Applicable Law or Rule 14d-9 or 14e-2 of the Exchange Act, will not constitute a violation of this Agreement.

Section 6.04. Access to Information. From the date hereof until the Effective Time, the Company shall (i) give to Parent and its Representatives reasonable access to the offices, properties, books, records, Contracts, Governmental Authorizations, documents, directors, officers and employees of the Company and its Subsidiaries during normal business hours, (ii) furnish to Parent and its Representatives such financial, Tax and operating data and other information as such Persons may reasonably request (including the work papers of the Company’s auditors upon receipt of any required consent from such auditors), and (iii) instruct its Representatives to cooperate with Parent and its Representatives in its investigation; , however, that the Company may restrict the foregoing access to the extent that (A) any Applicable Law (including, for the avoidance of doubt, laws relating to the protection and preservation of the privacy rights of employees) requires the Company to restrict or prohibit access to any such properties or information or (B) such disclosure would, based on the advice of such party’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.

Section 6.05. Notice of Certain Events.

(a) The Company shall notify Parent, and Parent shall notify Company, promptly of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any Proceeding commenced or, to the knowledge of such party, threatened against, relating to or involving or otherwise affecting, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries as applicable, that relate to the consummation of the transactions contemplated by this Agreement; and

(iv) any inaccuracy of any representation or warranty or breach of covenant or agreement contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 7.02 not to be satisfied.

Section 6.06. Employee Benefit Plan Matters.

(a) The Surviving Corporation shall honor, or cause to be honored, all benefit obligations to, and contractual rights of, current and former employees and directors of the Company and its Subsidiaries.

(b) Except as otherwise provided in this Section 6.06, nothing contained in this Section 6.06 shall be interpreted as preventing the Surviving Corporation from (i) amending, modifying or terminating any compensation and/or benefit plan, program, agreement or arrangement or any other contract, agreement or commitment of the Company or any of its Subsidiaries in accordance with its terms and applicable Law or (ii) terminating the employment of any Continuing Employee following the Effective Time, with benefits provided in accordance with the terms of any relevant compensation and/or benefit plans, programs, agreements or arrangements in effect at the time of such termination.

(c) The provisions of Section 6.06 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including employees of the Company), other than the parties hereto and their permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to matters provided for in this Section 6.06) under or by reason of any provision of this Agreement.

Section 6.07. State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger, the acquisition by Parent of the shares of Common Stock pursuant to the Merger, or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.08. Control of Operations. Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.09. Shareholder Litigation. The Company will give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to this Agreement, the Merger and the transactions contemplated hereby, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it will not settle or offer to settle in exchange for the payment of funds any litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or Executive Officers by any shareholder of the Company relating to this Agreement, the Merger or any other transactions contemplated hereby (unless such payment of funds will be made under the Company’s applicable insurance policies), without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed).

Section 6.10. Voting of Shares. Parent shall vote any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Shareholders’ Meeting, and will vote or cause to be voted the shares of Merger Sub held by it in favor of adoption of this Agreement.

Section 6.11. Debt Financing.

(a) Parent, Merger Sub and the Company will use commercially reasonable efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties as may be required by a lender pursuant to any Debt Financing. Parent and Merger Sub will use commercially reasonable efforts to: (i) enter into definitive agreements with respect to the Debt Financing as soon as commercially reasonable but in any event prior to the Closing and (ii) satisfy on a timely basis all the terms, conditions, representations and warranties set forth in such definitive agreements. Parent and Merger Sub will furnish correct and complete copies of such definitive agreements to the Company promptly upon their execution.

(b) At the Company’s request, Parent and Merger Sub shall keep the Company informed in reasonable detail with respect to all material activity concerning the status of the Debt Financing. Without limiting the foregoing, Parent and Merger Sub agree to notify the Company as promptly as practicable, and in any event within 24 hours, and to use its commercially reasonable efforts to obtain alternate financing for the transactions contemplated by this Agreement, provided that the terms and conditions of such alternate financing are not less favorable to Parent than those contemplated by the definitive agreements with respect to the Debt Financing, if at any time prior to the Closing Date any lender with respect to the Debt Financing notifies Parent or Merger Sub that such lender no longer intends to provide financing to Merger Sub on material terms set forth in such definitive agreements or the Debt Financing is canceled or terminated for any other reason.

(c) From the date hereof until the Effective Time, the Company and its Subsidiaries shall, and shall use their reasonable best efforts to cause each of their respective officers, directors, employees and representatives to, provide all cooperation reasonably requested by Parent or Merger Sub in connection with the arrangement of the Debt Financing; provided, however, (a) that nothing herein shall require cooperation to the extent it would unreasonably interfere with, or in any material manner impair, the business, operations or credit rating of the Company or its Subsidiaries (in the commercially reasonable judgment of the Company) and (b) the Company and its Subsidiaries shall not be required to become subject to any obligations under any financing documents until immediately prior to the Effective Time so long as all conditions under Article 7 have been satisfied at such time.

Section 6.12. Director and Officer Liability.

(a) For six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, amounts of deductibles, if any, and amount no less favorable than those of such policy in effect on the date hereof and as modified pursuant to Section 6.12(d); provided that in satisfying its obligation under this Section 6.12(a), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”), which amount is set forth in Section 6.12(a) of the Company Disclosure Schedule and as will be modified pursuant to Section 6.12(d), and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation shall cause to be purchased and maintained policies of insurance that, in the Surviving Corporation’s judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement, that the amount paid for such prepaid policies does not exceed 200% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (i) each indemnification agreement in effect between the Company or any of its Subsidiaries and any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”); and (ii) any indemnification provision and any exculpation provision set forth in the articles of incorporation or code of regulations of the Company as in effect on the date of this Agreement; provided that such obligations shall be subject to any limitation imposed from time to time under Applicable Law. If, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Company, the Surviving Corporation, or Parent, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in clauses (i) or (ii) above, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) If the Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.12.

(d) Within thirty (30) days after the date of this Agreement, the Company will increase its officers’ and directors’ liability insurance coverage with its existing carrier from $1,000,000 to $3,000,000.

(e) The provisions of this Section 6.12 shall survive the consummation of the transactions contemplated by this Agreement, are intended to be for the benefit of each Indemnified Party, shall be enforceable by such Indemnified Party or such Indemnified Party’s heirs or representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under the articles of incorporation or by-laws of the Surviving Corporation or any of its Subsidiaries, under any contract, under Applicable Law or otherwise.

Section 6.13. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) Notwithstanding anything to the contrary herein, in connection with the receipt of any necessary governmental approvals or clearances, nothing in this Agreement shall require Parent or any of its Subsidiaries to, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or its Subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Authority or appeal any Order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Subsidiaries any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent, the Company, or any of their respective Affiliates of all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, in each case as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any Proceeding against the Company and/or its directors relating to the transactions contemplated by this Agreement and will obtain the prior written consent of Parent prior to settling or satisfying any such Proceeding.

(c) Subject to Applicable Law relating to the exchange of information, the Company and Parent and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement and (ii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting.

(d) Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Closing Date, it shall not, and shall ensure that none of its Affiliates shall, take any action or propose, announce an intention or agree, in writing or otherwise, to take any action that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby.

Section 6.14. Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and Schedule 13e-3 and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, as promptly as practicable, Parent and Merger Sub shall seek the necessary consents and make any filings, required by the Ohio Department of Insurance including, if applicable, a request for an order exempting the transactions contemplated by this Agreement from the procedures for approval of mergers or acquisitions of domestic insurance companies, and deliver notices and consents to other Governmental Authorities regulating insurance, each as may be reasonably required by Applicable Law.

Section 6.15. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or announcement may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed. The party making the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith.

Section 6.16. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.17. Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.01. Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) the Shareholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over any party hereto shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited;

(c) all necessary governmental notices, consents or orders shall have been provided, made or obtained and shall be in full force and effect; and

(d) there shall not be instituted or pending any Proceeding by any Governmental Authority challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger or seeking to obtain damages in connection therewith.

Section 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a) the Company Stock Option Redemption shall have been completed;

(b) (i) each of the Specified Company Representations, to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true in all material respects, and to the extent so qualified shall be true in all respects, when made and as of immediately prior to the Effective Time as if made at and as of such time (other than any Specified Company Representation that is made only as of a specified date, which need only to be true in all material respects as of such specified date), (ii) the Other Company Representations, disregarding any materiality or Company Material Adverse Effect qualifications contained therein, shall be true when made and as of immediately prior to the Effective Time as if made at and as of such time (other than any Other Company Representations that are made only as of a specified date, which need only to be true as of such specified date); provided that the Other Company Representations as modified in clause (ii) shall be deemed true at any time unless the individual or aggregate impact of the failure to be so true of the Other Company Representations could reasonably be expected to have a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect;

(c) the Company shall have performed in all material respects its obligations under the Agreement, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect; provided, however, that Parent and Merger Sub shall not be relieved of their obligations to consummate the Merger pursuant to this Section 7.02(c) solely as a result of a failure by the Company to perform its obligations under this Agreement that has been primarily and proximately caused by the actions of John S. Sokol in his capacity as an executive officer of the Company;

(d) Merger Sub shall have received gross proceeds of at least $15,000,000 on terms and conditions as set forth in the Debt Financing Letter or upon terms that are, in the reasonable judgment of Merger Sub, at least as favorable to Merger Sub as those set forth in the Debt Financing Letter;

(e) there shall not be instituted or pending any Proceeding by any Governmental Authority (i) seeking to restrain or prohibit Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or to compel Parent or any of its Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, (ii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of Company Common Stock or any shares of common stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the Company’s shareholders, or (iii) seeking to require divestiture by, Parent, Merger Sub, or any of Parent’s other Affiliates of any equity interests;

(f) there shall not be in effect any Order that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iv) of Section 7.02(e); and

(g) there shall not have been any fact, event, change, development or set of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 7.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that is made only as of a specified date, which need only to be true in all material respects as of such specified date), and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to the foregoing effect; and

(b) Parent and Merger Sub shall have performed in all material respects its obligations under the Agreement, and the Company shall have received a certificate signed on behalf of Parent by an officer thereof to the foregoing effect.

ARTICLE 8
TERMINATION

Section 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the nine-month anniversary of the execution of this Agreement (subject to possible extension as provided below, the “End Date”), provided, that if the condition to the completion of the Merger set forth in Section 7.01(c) shall not have been satisfied by the End Date (as it may be extended as set forth below), but all other conditions set forth in Article 7 would be satisfied if the Closing Date were to occur on such date, then Parent shall be entitled to extend the End Date by a three (3) month period by written notice to the Company (the End Date may be so extended not more than twice at the election of Parent), it being understood that in no event shall the End Date be extended to a date that is later than the twelve month anniversary of this Agreement; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii) any Governmental Authority of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action shall have become final and nonappealable, or if there shall be adopted any Applicable Law that makes consummation of the Merger illegal or otherwise prohibited; or

(iii) if upon a vote at a duly called Shareholder Meeting (or postponement or adjournment thereof), the Shareholder Approval is not obtained;

(c) by Parent:

(i) if a Change in the Company Recommendation or an Alternate Proposal Adoption has occurred;

(ii) if the Company or any of its Representatives shall have materially breached any of its obligations under Section 6.03; or

(iii) in the event (A) of a material breach of any covenant or agreement on the part of the Company set forth in this Agreement, unless such material breach has been primarily and proximately caused by the actions of John S. Sokol in his capacity as an executive officer of the Company, or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Merger set forth in Sections 7.02(a), 7.02(b), or Section 7.02(c), respectively, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts prior to the End Date and within thirty (30) days, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c)(iii) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.01(c)(iii) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(d) by the Company:

(i) in the event (A) of a material breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (B) that any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have been inaccurate in any material respect; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts prior to the End Date and within thirty (30) days, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, or (2) Parent or Merger Sub ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that Parent or Merger Sub continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.01(d)(i) if such breach or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period); or

(ii) if the Company shall provide written notice to Parent, in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 6.03; provided however, that (i) prior to terminating this Agreement pursuant to this Section 8.01(d), the Company shall have provided Parent with at least 48 hours prior written notice of the Company’s decision to so terminate, (ii) such termination shall not be effective until such time as payment of Parent’s expenses pursuant to Section 9.04(b) shall have been made by the Company and (iii) the Company’s right to terminate this Agreement under this Section 8.01(d)(ii) shall not be available if the Company is then in breach of Section 6.03. Such notice shall indicate in reasonable detail the material terms and conditions of such Superior Proposal, including the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions.

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to each other party hereto.

Section 8.02. Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to each other party hereto; provided that no such termination shall relieve any party hereto of any liability for damages resulting from any willful or intentional breach of this Agreement. The provisions of this Section 8.02 and Sections 6.12(d), 6.12(e), 9.04, 9.05(b), 9.06, 9.07 and 9.08 shall survive any termination hereof pursuant to Section 8.01.

ARTICLE 9
MISCELLANEOUS

Section 9.01. Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

if to Parent, to:

Fenist, LLC
250 East Broad Street
Columbus, OH 43215
Attention: John S. Sokol

with a copy to:

Taft Stettinius & Hollister LLP
21 East State Street, Suite 1200
Columbus, OH 45215
Attention: David L. Johnson

if to the Company, to:

Bancinsurance Corporation
250 East Broad Street, 7th Floor
Columbus, OH 43215
Attention: Matt Nolan, Chief Financial Officer and Treasurer

with a copy to:

Porter Wright Morris & Arthur LLP
Huntington Center
41 S. High Street
Columbus, OH 43215
Attention: Robert J. Tannous

Section 9.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04. Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) In the event that this Agreement is terminated pursuant to Section 8.01(b)(iii) (if and only if the Shareholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Shareholders’ Meeting), Section 8.01(c), or Section 8.01(d)(ii) the Company shall as promptly as possible (but in any event within three (3) Business Days) following receipt of an invoice therefor pay all of Parent’s and Merger Sub’s documented reasonable out-of-pocket fees and expenses (including legal and other third party advisors fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Parent Expenses”) as directed by Parent in writing.

(c) In the event that this Agreement is terminated pursuant to Section 8.01(b)(i) by reason of Merger Sub’s failure to fulfill the condition listed in Section 7.02(d), the Parent shall as promptly as possible (but in any event within three (3) Business Days) following receipt of an invoice therefor pay all of Company’s documented reasonable out-of-pocket fees and expenses (including reasonable legal and financial advisor fees and expenses) actually incurred by Company on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Company Expenses”) as directed by Company in writing.

(d) The Company acknowledges that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay any amount due to Parent pursuant to this Section 9.04, when due, the Company shall pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment (including the prosecution of any lawsuit or other legal action), together with interest on the unpaid amount at the publicly announced prime rate of Fifth Third Bancorp in Cincinnati, Ohio from the date such amount was first payable to the date it is paid.

Section 9.05. Binding Effect; No Third Party Beneficiaries; No Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 6.12 (which shall be to the benefit of the parties referred to in such section), shall inure only to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 6.12 no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto, and nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time; provided that such transfer or assignment shall not relieve Parent or Merger Sub of any of its obligations hereunder. Any assignment in violation of the foregoing shall be null and void.

Section 9.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

Section 9.07. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of Ohio. Each Party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law.

Section 9.08. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.10. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to their subject matter.

Section 9.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties agree to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and that in the event of any breach or threatened breach by Parent or Merger Sub, on the one hand, or the Company, on the other hand, of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to seek, in addition to any monetary remedy or damages: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach.

Section 9.13. Disclosure Schedules. Any reference in a particular section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) would be reasonably apparent from such item.

Section 9.14. Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

FENIST, LLC

By:
Name: John S. Sokol
Title: Manager

FENIST ACQUISITION SUB, INC.

By:
Name: John S. Sokol
Title: President

BANCINSURANCE CORPORATION

By:
Name: Matthew C. Nolan
Title: Vice President, Chief Financial
Officer, Treasurer and Secretary

EXHIBIT A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

THE SURVIVING CORPORATION